Exhibit 2



                     Merrimac Adopts Shareholder Rights Plan

West Caldwell, N.J., March 9, 1999: Merrimac Industries, Inc. (the "Company") announced today that its Board of Directors adopted a Shareholder Rights Plan designed to enhance the Board's ability to protect shareholders against, among other things, unsolicited attempts to acquire control of the Company that do not offer an adequate price to all shareholders or are otherwise not in the best interests of the Company and its shareholders.

Chairman and CEO Mason N. Carter commented: "The adoption of the Rights Plan is intended as a means to guard against abusive takeover tactics and enable all the Merrimac shareholders to realize the long-term value of their investment in the Company. While the Board is not aware of any specific effort to acquire control of Merrimac Industries, we believe the Rights Plan is appropriate given the current takeover environment. The Shareholder Rights Plan should encourage anyone seeking to acquire Merrimac Industries to negotiate with the Board prior to attempting a takeover."

 Under the Rights Plan, each common shareholder at the close of business on March 19, 1999 will receive a dividend of one right for each share held of Common Stock, par value $.50 per share ("Common Stock"), of the Company. Each right entitles the holder to purchase from the Company one share of Common Stock of the Company at an initial purchase price of $25.00.

Initially the rights will be represented by the Company's Common Stock certificates and will not be exercisable. The rights will become exercisable after any person has become the beneficial owner of 10% or more of the Company's Common Stock or has commenced a tender or exchange offer which, if consummated, would result in any person becoming the beneficial owner of 10% or more of the Common Stock of the Company.

If any person becomes the beneficial owner of 10% or more of the Company's Common Stock, each right will entitle the holder, other than the acquiring person, to purchase for the purchase price Company Common Stock having a value of twice the purchase price.

If, following an acquisition of 10% or more of the Company's Common Stock, the Company is involved in certain mergers or other business combinations or sells or transfers more than 50% of its assets or earning power, each right will entitle the holder to purchase for the purchase price common stock of the other party to such transaction having a value of twice the purchase price.

At any time after a person has acquired 10% or more (but before any person has acquired more than 50%) of the Company's Common Stock, the Company may exchange all or part of the rights for shares of Common Stock at an exchange ratio of one share of Common Stock per right.

The Company may redeem the rights at a price of $.01 per right at any time prior to the time that any person has become the beneficial owner of 10% or more of the Common Stock of the Company. The rights will expire on March 9, 2009 unless earlier exchanged or redeemed.

Certain statements in this news release are forward-looking statements based on current management expectations and are subject to risks and uncertainties. Factors that could cause future results to differ from these expectations include general economic and industry conditions, competitive products and pricing pressures, risks relating to governmental regulatory actions in communications and defense programs, and inventory risks due to technological innovation. Additional factors to which the Company's performance is subject are described in the Company's reports filed from time to time with the Securities and Exchange Commission.

Merrimac Industries, Inc., with locations in West Caldwell, NJ and San Jose, Costa Rica, and, as a result of its recent acquisition of Filtran Microcircuits Inc., Ottawa, Ontario, Canada, an industry leader in gold plating of high frequency microstrip, bonded stripline and thick metal-backed Teflon (PTFE) micro circuitry, has approximately 220 co-workers in the design and manufacture of signal processing components, micro-multifunction modules (MMFM(TM)) and subsystems providing Total Integrated Packaging Solutions for high-performance, mission-critical applications in communications, defense, and aerospace markets. Merrimac (MRM) is listed on the American Stock Exchange.


Contact: Mason N. Carter                   Fax:                  (973) 882-5989
         Chairman and CEO                  Email:           mnc@merrimacind.com
         Phone: (973) 575-1300, Ext. 202   Internet: http://www.merrimacind.com



Note: Merrimac Industries, Inc. news releases are available in fax form by calling Company News On-Call. Dial (800) 758-5804, ext. 567525. These news releases are also available on the Internet at: http://www.prnewswire.com.